May 21, 2010

U.S. Securities and Exchange Commission
Kristin Lochhead
Accounting Reviewer
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Re:	Comment letter dated May 12, 2010
Form 10-K for the fiscal year Ended December 31, 2009
Filed February 26, 2010
Form 10-Q for the quarterly period ended March 31, 2010
File No. 001-11083

Dear Ms. Lochhead:

This letter is in response to your letter dated May 12, 2010 regarding the above subject matter. For ease of reference, we have reproduced the Staff’s comments below along with our responses and, as appropriate, proposed disclosure for inclusion in future filings.  When used in this response letter, “Form 10-K” refers to our Annual Report on Form 10-K for the year ended December 31, 2009 and “Form 10-Q” refers to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 38

1.
We see that you have described the impact of foreign currency fluctuations on overall net sales from 2008 to 2009 and separately for your CRM group. If material, please revise future filings to also describe the foreign currency impact on net sales for the other five groups that are separately disclosed.

In response to the Staff’s comments, in future filings, we will disclose any material impact of foreign currency fluctuations on each individual business unit. In addition, in future filings, we will also refer the reader to Results of Operations where we provide a reconciliation of net sales growth rates on an as reported and constant currency basis, which presents the impact of foreign currency exchange rates on each division’s net sales as compared to the same period in the prior year.

Business and Market Overview

Cardiac Rhythm Management, page 43

2.
We reference your disclosure about disciplinary actions taken against certain of your US CRM sales personnel and the statement that the actions could result in lost net sales in the short term. We also noted that during the fourth quarter of 2009, CRM sales declined to $607 million, or 6%, from $646 million in the third quarter of 2009. Please tell us the reasons for the fourth quarter 2009 CRM decrease from the prior quarter and the impact, if any, the aforementioned terminations contributed. Future filings should discuss all material factors that contributed to significant changes in revenues.

During 2009, our Cardiac Rhythm Management (CRM) group net sales disclosure included the results of our Electrophysiology business. Accordingly, our worldwide CRM net sales, excluding the Electrophysiology business, in the fourth quarter of 2009 of $607 million were relatively flat with third quarter 2009 CRM net sales of $608 million. To facilitate the Staff’s analysis, we supplementally present below the components of our worldwide CRM group net sales for these periods.

	Three Months Ended December 31, 2009			Three Months Ended September 30, 2009
(in millions)	U.S.	Int'l	Total	U.S.	Int'l	Total
ICD systems	$307	$142	$449	$314	$131	$445
Pacemaker systems	82	76	158	90	73	163
	389	218	607	404	204	608
Electrophysiology	29	9	38	30	8	38
Total CRM group	$418	$227	$645	$434	$212	$646

We supplementally advise the Staff that the aforementioned terminations of 10 sales personnel represented less than one percent of our U.S. CRM sales force and had an immaterial impact on our net sales during the fourth quarter of 2009. We expect we will experience the impact of these terminations during 2010; however, our intent is to replace these positions throughout 2010 and recapture lost revenue in 2011 and beyond. In future filings, to the extent our businesses experience significant changes in revenues from period to period, we will discuss all material factors contributing to these changes.

Liquidity and Capital Resources, page 65

3.
We see that you have $864 million of cash on hand at December 31, 2009 and that you have other significant contractual obligations of $2.2 billion that you expect to pay during 2010. In this regard, we see that you had a net reduction in cash during the fiscal quarter ended March 31, 2009. Please revise future filings to provide a more enhanced discussion on how you intend to finance your cash obligations. Please refer to the requirements of Item 303(A)(1) of Regulation S-K.

In response to the Staff’s comments, we acknowledge that the requirement of Regulation S-K Item 303(A)(1) is to include in the Management’s Discussion and Analysis of Financial Condition and Results of Operations any known trends or any known demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the registrant's liquidity increasing or decreasing in any material way and, if applicable, the course of action that the registrant has taken or proposes to take to remedy any deficiency. In future filings, we will provide additional disclosure surrounding our contractual obligations and commitments and the expected impact on our liquidity.

Included in our 2010 contractual obligations of $2.2 billion, as disclosed in the table on page 65 of the Form 10-K, was a $1.0 billion litigation-related obligation to Johnson & Johnson, which was satisfied in February 2010. The payment of this obligation was one of the factors leading to the decrease in our cash balance from December 31, 2009 to March 31, 2010. Our discussion on page 65 indicates that, in addition to cash on hand as of December 31, 2009, we have access to approximately $1.0 billion under our revolving credit facility, and up to $350 million under our credit and security facility secured by our U.S. trade receivables. We believe that these sources of liquidity, coupled with cash generated from operations, will be sufficient to meet the remainder of our 2010 obligations.

Further, in the Form 10-K and Form 10-Q, we indicated our intent to refinance the majority of our 2011 debt maturities and renew our revolving credit facility by mid-2010. We will continue to provide updated disclosures on our refinancing activities in our subsequent SEC filings.

As appropriate, we propose including disclosure similar to the following in our future filings:

During the first quarter of 2010, we made a $1.0 billion litigation-related payment to Johnson & Johnson.  The settlement of this contractual obligation was one of the primary factors leading to the decrease in our cash balance from December 31, 2009.  We expect to pay the remainder of our 2010 contractual obligations using cash generated from operating activities.  In addition, during mid-2010, we expect to re-finance the majority of our 2011 debt maturities and renew our revolving credit facility.

Item 8. Financial Statements and Supplementary Data

Note A – Significant Accounting Policies

Warranty Obligations, page 89

4.
We note that you offer warranties on your products and that a substantial portion of your sales is generated from the sale of new products. Please revise future filings to disclose the nature and term of your product warranties. Additionally, in your response, please tell us how you estimate warranty obligations for new products. Please refer to FASB ASC 460-10-50-8.

In response to the Staff’s comments, we advise the Staff that we offer warranties on certain of our product offerings.  Approximately 90 percent of our warranty liability as of December 31, 2009 related to implantable devices offered by our Cardiac Rhythm Management (CRM) business, which include implantable cardioverter defibrillator (ICD)

and pacemaker systems. Our CRM products come with a standard limited warranty covering the replacement of these devices. We offer a full warranty for a portion of the period post-implant, and a partial warranty over the remainder of the warranty period, which varies depending on the device and is based on the average battery life of the product.

We estimate the costs that we may incur under our warranty programs based on the number of units sold, historical and anticipated rates of warranty claims and cost per claim, and record a liability equal to these estimated costs as cost of products sold at the time the product sale occurs. We reassess the key assumptions underlying our warranty liability calculation and evaluate the adequacy of our recorded warranty liabilities on a quarterly basis and adjust the amounts as necessary.

We note the Staff’s observation that a substantial portion of our sales is generated from the sale of new products. We include in our definition of “new” products any iteration of a currently marketed product, which includes enhancements and upgrades to existing product offerings, as well as new sizes and expanded indications for use. For each new product introduction, we evaluate the nature of the product to assess whether changes in the functionality, life, or use of the new product would impact the underlying assumptions surrounding our estimates for our warranty obligations. However, to date, our new product introductions have leveraged the core technology of prior product offerings.  We believe that when these next-generation products are introduced, the use of historical trends in warranty claims continues to be an appropriate benchmark for assessing potential future claims.

As appropriate, we propose including disclosure similar to the following in our future filings, which we believe satisfies all applicable requirements pursuant to FASB ASC 460-10-50-8:

We offer warranties on certain of our product offerings.  Approximately 90 percent of our warranty liability as of March 31, 2010 related to implantable devices offered by our Cardiac Rhythm Management (CRM) business, which include implantable cardioverter defibrillator (ICD) and pacemaker systems. Our CRM products come with a standard limited warranty covering the replacement of these devices. We offer a full warranty for a portion of the period post-implant, and a partial warranty over the remainder of the useful life of the product.  We estimate the costs that we may incur under our warranty programs based on the number of units sold, historical and anticipated rates of warranty claims and cost per claim and record a liability equal to these estimated costs as cost of products sold at the time the product sale occurs. We reassess the key assumptions underlying our warranty liability calculation and evaluate the adequacy of our recorded warranty liabilities on a quarterly basis and adjust the amounts as necessary. Changes in our product warranty obligations during the first quarter of 2010 and 2009 consisted of the following (in millions):

	2010	2009
Balance as of December 31 - prior year	$55	$62
Provision	3	5
Settlements/ reversals	(8)	(10)
Balance as of March 31 - current year	$50	$57

Goodwill Impairment, page 92

5.
We see from page 23 that you identified two reporting units with a material amount of goodwill that are at higher risk of potential failure of the first step of the impairment test in future reporting periods. However, you did not believe there were indicators of impairment as of December 31, 2009 to necessitate the performance of an interim impairment test. Please clarify which reporting units had a heightened risk of goodwill impairment and tell us why you did not believe that there were any indicators of impairment that would require an interim impairment test to be performed at December 31, 2009. In this regard, we see that CRM sales decreased in the fourth quarter, you terminated a large number of sales personnel, your stock price significantly declined in the fourth quarter of 2009 and you announced a $1.8 billion impairment charge in the first quarter of 2010. Refer to FASB ASC 350-20-35-30.

In response to the Staff’s comment, our U.S. CRM and Europe/Middle East/Africa (EMEA) units are the two units that we indicated had a heightened risk of goodwill impairment at December 31, 2009.

With respect to U.S. CRM, and in accordance with FASB ASC 350-20-35 and our Critical Accounting Policies and Estimates as described within the Form 10-K, we regularly review whether indicators are present or circumstances have changed suggesting that impairment of our goodwill balance may exist.  As part of our assessment during the fourth quarter of 2009, we noted an increase in our U.S. CRM net sales of two percent from the same period in the prior year, and an increase of eight percent for the full year of 2009 as compared to 2008. We also considered the fact that the termination of 10 sales personnel (which represented less than one percent of our U.S. CRM sales force) during the fourth quarter would impact our 2010 sales results for the U.S. CRM reporting unit; however, these actions would not have a significant negative impact on the fair value of the U.S. CRM reporting unit because of our intent to replace these positions throughout 2010 and recapture lost revenue in 2011 and beyond.  Therefore, we concluded that the personnel terminations were not significant enough to represent an indicator of impairment. Accordingly, as noted in the Form 10-K, we concluded that the goodwill for the U.S. CRM reporting unit was not impaired.

Our first quarter 2010 impairment charge was triggered by events that occurred in the first quarter of 2010.  Specifically, on March 15, 2010, we announced a ship-hold and product removal of our U.S. implantable cardioverter defibrillator (ICD) and cardiac resynchronization therapy defibrillator (CRT-D) systems. This led us to reduce our 2010 estimates for U.S. CRM revenues by $300 million. As we disclosed in Note B – Goodwill and Other Intangible Assets within the Form 10-Q, the ship-hold and product removal actions and the potential corresponding financial impact on our operations was the primary indicator of impairment that resulted in the $1.8 billion impairment loss recognized as of

March 31, 2010. As a result of these actions, our U.S. CRM sales decreased approximately 18 percent from the first quarter of 2009.  We further disclosed that the ship-hold and product removal actions are expected to result in a decline in our U.S. defibrillator market share by approximately 400 basis points exiting 2010 and, therefore, will have an on-going long-term adverse impact on our net sales.

With respect to our EMEA reporting unit, similar to the U.S. CRM reporting unit, this impairment risk stems from the $4.1 billion of goodwill allocated to EMEA as a result of our 2006 acquisition of Guidant Corporation, which makes it more susceptible to future impairment.  During the fourth quarter of 2009, we noted no events or changes in circumstances that would more-likely-than-not reduce the fair value of our EMEA reporting unit below its carrying value, which would have required an interim impairment test of that reporting unit as of December 31, 2009.  Following the ship-hold and product removal actions associated with our U.S. CRM business announced during the first quarter of 2010, we also reviewed our EMEA reporting unit for similar indicators of impairment given its heightened risk.  Based on our review, we determined that the ship-hold and product removal actions were specific to our domestic CRM business and we noted no other significant adverse changes in expectations in sales growth or profitability for EMEA, or any other impairment indicators, to necessitate an interim test as of March 31, 2010.

Note K – Income Taxes, page 122

6.
We reference your disclosure that during 2009, you received the Revenue Agent’s Report for your federal tax examination covering years 2004 and 2005. You indicate that you continue to disagree with and contest the “significant proposed adjustment” related primarily to the allocation of income between your US and foreign affiliates. Please revise future filings to disclose the potential range of the impact of the “significant proposed adjustment,” or tell us why you do not believe the disclosure is required by FASB ASC 740-10-50-15(d). Additionally, please tell us in your response how you applied the criteria in FASB ASC 740-10-25 in determining your accounting for the proposed adjustment.

The disclosure referenced by the Staff represents two separate IRS matters.  One, on which we received the Revenue Agent’s Report in 2008, relates to the legacy Guidant business.  The other, on which we received the Revenue Agent’s Report in 2009, relates to the legacy Boston Scientific business. The significant proposed adjustment the Staff notes above relates to the Revenue Agent’s Report we received in 2008 related to the legacy Guidant transfer pricing structure. In light of the Staff’s comment, we will revise our future disclosures to clarify these separate matters as follows:

During 2009, we received the Revenue Agent’s Report for the legacy Boston Scientific examination covering years 2004 and 2005, which contained proposed adjustments related primarily to transfer pricing and transaction-related issues. We agreed on certain adjustments and made associated payments of $64 million, inclusive of interest. We disagree with certain positions contained in the Report and intend to contest these positions through applicable IRS and judicial procedures, as appropriate.

During 2008, we received the Revenue Agent’s Report for the legacy Guidant examination covering years 2001 through 2003. We continue to disagree with and contest the significant proposed adjustment, related primarily to the allocation of income between our U.S. and foreign affiliates, contained in the Report.

Although the final resolution associated with both of these matters is uncertain, we believe that our income tax reserves are adequate and that the resolution will not have a material impact on our financial condition or results of operations.

In response to the Staff’s comments, we note that FASB ASC 740-10-50-15(d) requires disclosure for “…positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.” Because we do not expect the unrecognized tax benefits related to the Revenue Agent’s Reports to change significantly in the next 12 months from what we have recorded as of December 31, 2009, we do not believe that additional disclosure of the range of the proposed adjustments is required.

In accounting for this item in accordance with FASB ASC 740-10-25, we had previously determined the appropriate unit of account that constitutes an income tax position to be the profit earned by the foreign entities under the transfer pricing structure. We believe the transfer pricing position meets the more-likely-than-not threshold on its technical merits under IRC Section 482 and the appropriate documentation requirements under IRC Section 6662, and entitles us to recognize economic benefits associated with the transfer pricing position.  We used a weighted probability approach to determine the largest amount of benefit that was more-likely-than-not to be realized upon settlement with the tax authorities.

Note L – Commitments and Contingencies, page 132

7.
We note your disclosure of a whistleblower complaint which led to an August 2009 letter requesting an internal investigation of the alleged off-label promotion of certain devices. Please update the status of the internal investigation in future filings and disclose any expected financial statement impact.

The internal investigation initiated in response to the above-referenced whistleblower complaint is ongoing at this time.  We refer the Staff to the following disclosure in Note K – Commitments and Contingencies on page 29 of the Form 10-Q:

“The matter was referred to a special committee of the Board to investigate and then to make a recommendation to the full Board. On March 19, 2010, the same shareholders filed purported derivative lawsuits in the Superior Court of Middlesex County against the same directors and executive officers named in the demand letters, alleging breach of fiduciary duty in connection with the alleged off-label promotion of surgical cardiac ablation system devices and seeking unspecified damages, costs, and equitable relief. The parties have agreed to defer action on these suits until after a Board of Directors determination whether to pursue the matter.“

We will update the status of our internal investigation in future filings. In accordance with FASB ASC 450, we have not recorded a loss associated with this matter, as the outcome is not probable and estimable at this time.

Item 11. Executive Compensation, page 152

8.
We note your disclosure under the heading “Risk Considerations and Internal Pay Analysis” on page 30 of your definitive proxy statement that you have incorporated by reference in your Form 10-K. Please describe the process you undertook to reach the conclusion that disclosure pursuant to Regulation S-K Item 402(s) is not necessary.

To reach our conclusion that disclosure pursuant to Regulation S-K Item 402(s) was not necessary, the Executive Compensation and Human Resources Committee of our Board of Directors (the “Compensation Committee”), with the assistance of the senior members of our Compensation and Benefits organization, certain senior executive officers and the Compensation Committee’s outside compensation consultant, Towers Watson, reviewed a risk assessment of our compensation policies and programs.

The analytical framework for the assessment was developed by Towers Watson. The suggested framework and specific design features were presented to certain members of our Compensation and Benefits organization, which further refined the specific design features and related assessment questions.  Once the analytical framework was developed, our Compensation and Benefits organization completed the research necessary to analyze each design feature, and provide each feature with a rating (as described below) and qualitative observations.  The initial assessment was then provided to the senior members of our Human Resources organization and our CEO and Executive Vice President, Chief Administrative Officer, General Counsel and Secretary. Their feedback was incorporated into the final risk assessment, which was presented to and reviewed by the Compensation Committee, with the assistance of Towers Watson.

In performing the risk assessment, we analyzed, among other things, the issues set forth in Regulation S-K Item 402(s).  We analyzed each of the design features of our compensation program and how those design features align with our compensation philosophy.  We then rated each feature (on a sliding scale from “alignment concerns” to “appropriate balance”) and provided other qualitative observations regarding the design feature.  For example, as part of the assessment, we considered the role of fixed versus variable compensation, queried the relationship between fixed and variable compensation and provided a rating for this feature and additional observations.  Similarly, we analyzed other design features, including but not limited to, the balance of cash and equity compensation, short- versus long-term compensation, the mix of long-term incentives, other incentive opportunities, the role of overlapping multi-year performance plans, opportunities for deferred pay and our equity award vesting terms.  We also considered our performance metrics, how they are set, how performance is measured and, ultimately, how compensation is awarded and paid.  Finally, we considered recent adjustments to our compensation policies and the role of risk-taking incentives when establishing certain compensation programs for the 2010 fiscal year. Upon completion of this process, we concluded that disclosure pursuant to Regulation S-K Item 402(s) was not necessary.

Schedule II – Valuation and Qualifying Accounts, page 171

9.
Regarding your columnar presentation of the allowances for uncollectible accounts and sales returns and allowances, please tell us in more detail what the adjustment referred to as “charges to (deductions from) other accounts” represents. The current explanation is unclear.

We prepare Schedule II – Valuation and Qualifying Accounts in accordance with the instructions contained in Rule 12-09 of Regulation S-X and group valuation and qualifying accounts that are deducted from the same balance sheet account from the assets to which they apply. Accordingly, we present on one line activity related to allowances for uncollectible accounts and sales returns and allowances, as both are deducted from, or added to, our trade accounts receivable balance. Amounts reported under the headings “Charges to Costs and Expenses” and “Deductions to Allowances for Uncollectible Accounts” represent changes in our balance of allowances for doubtful accounts. We record allowances for doubtful accounts as a component of selling, general and administrative (SG&A) expenses. We record estimates for future sales returns as a reduction of revenue and separately present the net change in our balance for sales returns reserves under the heading “Charges to (Deductions from) Other Accounts.”

As appropriate, we propose including disclosure similar to the following in our future filings:

Description	Balance at Beginning of Year	Charges to Costs and Expenses (a)	Deductions to Allowances for Uncollectible Accounts (b)	Charges to (Deductions from) Other Accounts (c)	Balance at End of Year
Year Ended December 31, 2009:
Allowances for uncollectible accounts and sales returns and allowances	$131	27	(14)	(34)	$110

Year Ended December 31, 2008:
Allowances for uncollectible accounts and sales returns and allowances	$137	8	(11)	(3)	$131

Year Ended December 31, 2007:
Allowances for uncollectible accounts and sales returns and allowances	$135	15	(13)		$137

(a)   Represents allowances for uncollectible accounts established through selling, general and administrative expenses.
(b)   Represents actual write-offs of uncollectible accounts.
(c)   Represents net change in allowances for sales returns, recorded as contra-revenue.

Form 10-Q for the quarterly period ended March 31, 2010

Note B. Goodwill and Other Intangible Assets, page 6

10.
Please tell us the date that you performed the interim impairment tests on your goodwill and the amortizable intangible assets. Please also discuss how you considered FASB ASC 350-20-35-31 which states that goodwill and another asset of a reporting unit are tested for impairment at the same time, the other asset (amortizable intangible assets) shall be tested for impairment before goodwill.

We performed the interim impairment tests on our U.S. CRM goodwill and amortizable intangible asset balances as of March 31, 2010.  In accordance with FASB ASC 350-20-35-31, we performed our test of the amortizable intangible assets prior to our goodwill impairment test and concluded that the carrying amounts of those assets are recoverable. Please see our response to Comment #11 below for further information regarding our testing procedures.

11.
We see that you have $3.8 billion of U.S. CRM amortizable intangible assets as of March 31, 2010 and you determined that those assets are not impaired based on an undiscounted cash flow analysis. In addition, you state that after the goodwill impairment loss, the book value of your U.S. CRM business unit exceeds its fair value. Please tell us how you determined that the amortizable intangible assets are not impaired at March 31, 2009 under FASB ASC 360-10-35-17. Tell us the circumstances that resulted in the related goodwill being impaired while the related amortizable asset is not.

The principal circumstance that resulted in the U.S. CRM goodwill being impaired while the related amortizable intangible assets are not is the undiscounted nature of the amortizable intangible asset impairment test. Additionally, certain of the key drivers of the goodwill impairment, including lower expectations of growth in new markets and the reduction of the terminal value growth rate by approximately a couple of hundred basis points, directly impacted the recoverability of our goodwill balance. The impact of those long term assumptions extends into the period beyond the impairment testing horizon of the amortizable intangible assets, which is limited to the remaining useful life of the primary core technology amortizable intangible assets that were tested.

In accordance with FASB ASC 360-10-35-17, we performed undiscounted recoverability tests of our amortizable CRM-related intangible assets, including core technology, developed technology and customer relationships, due to the indication of potential impairment associated with the U.S. CRM ship-hold and product removal actions discussed above.  Core technology is the principal asset being amortized, as it is the most significant component asset from which the asset group derives its cash-flow-generating capacity.  Our CRM core technology represents know-how, patented and unpatented technology, testing methodologies and hardware that will be carried forward from one product generation to the next.  This core technology includes battery and capacitor technology, lead technology, software algorithms, and interfacing for shocking and pacing.

To test the recoverability of these amortizable intangible assets, we included estimates of future cash flows over the remaining useful life of the core technology, the primary asset, which is estimated to be 2031.  Given the fundamental nature of our primary asset and the extended period of time over which we expect to continue to leverage the cash flow generating capacity of this technology and know-how, in addition to the undiscounted nature of these tests, the carrying amount of the amortizable intangible assets were recoverable as of March 31, 2010. We evaluated whether an impairment should be recorded for these assets; however, given the specific requirements of FASB ASC 360-10-35-17, because the sum of the undiscounted cash flows we expect to result from their use exceeded their carrying value as of March 31, 2010, we concluded that no impairment loss was permitted. We then proceeded to our goodwill impairment test using a discounted cash flow model, which assumed a lower terminal value growth rate as compared to that used in our most recent annual impairment test, resulting in a $1.8 billion impairment loss as of March 31, 2010. Given that the carrying value of our U.S. CRM business unit continued to exceed its fair value following the impairment loss as of March 31, 2010, we disclosed that the U.S. CRM reporting unit is susceptible to future impairments in Note B – Goodwill and Other Intangible Assets of the Form 10-Q.

In connection with our responses set forth above, we acknowledge the following:

-	We are responsible for the adequacy and accuracy of the disclosure in our filings;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

-	We may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the Staff finds our responses to be reasonable and responsive to the Staff’s comments. The Staff should not hesitate to contact me directly at (508) 652-5297 with any questions that it may have.

Sincerely,

/s/ Jeffrey D. Capello
Jeffrey D. Capello
Executive Vice President and Chief Financial Officer